MIRANDA GOLD CORP.
Suite 1410 – 800 West Pender Street
Vancouver, B.C.
V6C 2V6

January 19, 2006	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@mirandagold.com
Website: www.mirandagold.com

Red Canyon Drill Results

Miranda Gold Corp. (“Miranda”) is pleased to announce 2005 exploration results from its Red Canyon property in Eureka County, Nevada. Newmont Mining Corporation (“Newmont”), the operator of the joint venture, provided the data in a Newmont-Miranda joint venture meeting on January 16, 2006.

In 2005, Newmont completed geologic mapping, re-interpretation of geophysical data, three dimensional modeling, and a gas geochemical survey followed by 13,115 feet of reverse circulation drilling in 11 holes. Drilling tested structural and stratigraphic targets in three areas. These areas include the pediment on the north end of the project, the “Wall” fault which is a major fault trending northwest through the center of the property, and the Gexa-Red Zone anomaly on the east side of the project.

Anomalous drill intercepts are presented in the following table:

2005 Red Canyon Drill Intercepts Summary
Drill Hole	TD (ft)	From (ft)	To (ft)	Thickness (ft)	Gold Grade (ppb)
NRC-1	1200				No Significant Intercepts
NRC-2	560				No Significant Intercepts
NRC-3	1600				No Significant Intercepts
NRC-4	1170	730	815	85	36
		865	915	50	79
		1155	1170	15	99
NRC-5	1200	260	295	35	77
		550	575	25	200
		695	750	55	97
NRC-6	1225	35	60	25	66
		195	355	160	94 (includes 45ft @ 193 ppb)
		435	615	180	58
		660	815	155	117
NRC-7	1290				No Significant Intercepts
NRC-8	1535				No Significant Intercepts
NRC-9	1455	1165	1290	130	38
NRC-10	460				Did not encounter bedrock
NRC-10A	1420	550	620	70	71

Holes NRC-4, NRC-5 and NRC-6 tested for deeper gold mineralization beneath surface gold occurrences and hydrothermal alteration at Gexa Knob. Here, previous drilling identified near-surface gold mineralization (up to 0.020 oz Au/t) associated with dikes reported by previous operators. The recent Newmont drilling identified several zones of 36 to 200 ppb Au over 25- to 180-foot thick intervals. Gold mineralization is associated with zones of decalcification, oxidation, and silicification. Locally, fluidized (rotated and rounded clasts) breccia textures are noted.

NRC-4 was drilled north of the Gexa Knob to test the down-plunge intersection of a northeast and north-northwest fault. Notably, this hole intersected over 100 feet of silicification immediately before the hole was lost in a large void at 1170 ft. In comparison to values for the entire hole, trace element geochemistry showed an increase in the last drill composite from 1150 to 1170 feet. This interval returned 123 ppm arsenic, 7.5 ppm mercury, 75 ppm antimony, and 374 ppm zinc.

Newmont’s drilling has identified previously unrecognized, deeper gold mineralization and alteration in Devonian carbonates. NRC-5 and NRC-6 are approximately 1800 feet south of NRC-4, and at this depth the mineralization remains open in all directions. Historic drilling in the area is not deep enough to test this new zone of alteration. Although gold assays are low, Miranda is encouraged by the deeper untested potential within a large lower-plate carbonate window on the Cortez Trend.

Drill holes NRC-2 and NRC-10 were designed to test lower plate carbonates beneath pediment gravels. Both of these holes were lost due to poor drilling conditions and high groundwater inflow. NRC-2 ends in non-mineralized gravels. NRC-10 was re-drilled by NRC-10A which terminated in lower plate without significant gold assays. Holes NRC-3, NRC-7, NRC-8 and NRC-9 tested targets along the northwest-striking Wall fault. Of these four holes, detectable gold was limited to a 130 foot zone of 38 ppb gold in NRC-9.

Newmont is currently evaluating a follow up exploration program for 2006.

For a background discussion of the geology and targets at Red Canyon, readers should review web postings for Red Canyon under the projects tab at www.mirandagold.com.

The Red Canyon drilling program was supervised by geologists from Newmont. Sample intervals were five feet and strict sampling and QA/QC protocols were followed, including the insertion of standards and blanks on a regular basis. All drill samples were analyzed by American Assay Laboratories, Inc. of Sparks, Nevada. The analytical method is fire assay of a 30-gram sample with atomic adsorption finish.

Miranda is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Newmont Mining Corporation, Placer Dome U.S. Inc., Agnico-Eagle (USA) Ltd., Barrick Gold Exploration Inc., the Cortez Joint Venture, and Golden Aria Corp.

This release has been reviewed and approved by Company President and CEO Ken Cunningham (M.Sc. and Registered Professional Geologist), a "qualified person" as that term is defined in National Instrument 43-101.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.